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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO.: 1*

                           THE SPORTS AUTHORITY, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   849 176102
                                 (CUSIP Number)

                             ROBERT C. O'BRIEN, ESQ.
                        WHITMAN BREED ABBOTT & MORGAN LLP
                              100 FIELD POINT ROAD
                               GREENWICH, CT 06830
                                 (203) 869-3800
                  (Name, Address and Telephone Number of Person
                Authorized To Receive Notices and Communications)

                                DECEMBER 31, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 'SS''SS'240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [x].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 'SS'240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP NO.:   849 176102

1.   Name of Reporting Person

     S.S. or I.R.S. Identification No. of Above Person

     Financorp Group International Corporation  #13-3682618
     Financorp Trading, S.A., a British Virgin Islands corporation

2.   Check the Appropriate Box if a Member of a Group

          a. [ ]
          b. [X]

3.   SEC Use Only

4.   Source of Funds

          WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization

     Delaware
     British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

7.   Sole Voting Power:

     1,099,500 shares

8.   Shared Voting Power:

9.   Sole Dispositive Power:

     1,099,500 shares

10.  Shared Dispositive Power:

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,099,500 shares.

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.  Percent of Class Represented by Amount in Row (11)

           3.5%


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CUSIP NO.:   849 176102

14.  Type of Reporting Person

     Financorp Group International Corporation    BD
     Financorp Trading, S.A.                      CO

Item 1.  Security and Issuer

         This statement relates to shares of common stock, $.01 par value (the "Common Stock") of The Sports Authority, Inc. ("TSA"). TSA's principal executive office is located at 3383 North State Road 7, Fort Lauderdale, FL 33319.

Item 2.  Identity and Background

     This statement is being filed on behalf of Financorp Group International Corporation ("Financorp"), a Delaware corporation qualified to do business in New York. Financorp is a NASD registered broker/dealer, CRD #31793; its principal office is at 450 Park Avenue, Suite 1402, New York, NY 10022.

     Financorp Trading, S.A. ("Trading") is a Tortola, BVI corporation; its principal office is c/o Sucre & Sucre Trust Limited, Chera Chambers, Waterfront Drive, Road Town, Tortola, BVI. Trading's principal business is as an investment manager.

     During the past five years, neither Financorp nor Trading been convicted in a criminal proceeding nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     As of the date hereof, Financorp and Trading are deemed each to beneficially own 1,099,500 shares of Common Stock. All 1,099,500 shares of Common Stock are held by entities and managed accounts over which Financorp has the voting power and Trading has the investment discretion. The 1,099,500 shares of Common Stock were purchased in open market transactions at an approximate cost of $20,193,087. The funds for the purchase of the Common Stock held in the entities and managed accounts over which Financorp has voting power and Trading has investment discretion have come from each entity's or account's own funds.



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CUSIP NO.:   849 176102



Item 4.   Purpose of Transactions.

     The shares of Common Stock deemed to be beneficially owned by Financorp and Trading were acquired for, and are being held for, investment purposes.

     Financorp and Trading have no plans or proposals which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

Item 5.   Interest in Securities of Issuer.

     As of the date hereof, Financorp and Trading are each deemed to be the beneficial owners of 1,099,500 shares of Common Stock.

     Based on filings with the Securities and Exchange Commission, there are 31,504,000 shares of Common Stock of TSA outstanding. Therefore, Financorp and Trading are each deemed to beneficially own 3.5% of the outstanding shares of Common Stock. Financorp has the sole power to vote and direct the vote of all shares of Common Stock that it is currently deemed to beneficially own. Trading has the sole power to dispose of or direct the disposition of all shares of Common Stock that it is currently deemed to beneficially own.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

     Financorp has voting authority over the accounts, as itemized in Exhibit A, holding securities of TSA as per Authorization prototype attached as Exhibit B.

     Trading has investment power over the accounts, as itemized in Exhibit A, holding securities of TSA as per Investment Authority prototype attached as Exhibit C.

Item 7.   Material to be Filed as Exhibits.

     Attached hereto as Exhibit A is a listing of accounts holding securities of TSA.

     Exhibit B is an Authorization prototype executed by all accounts incorporated herein by reference to Exhibit B from original Schedule 13D filing dated April 24, 1997.

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CUSIP NO.:   849 176102




     Exhibit C is an Investment Authority prototype executed by all accounts incorporated herein by reference to Exhibit C from original Schedule 13D filing dated April 24, 1997.

                                    SIGNATURE

     The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete and correct.

February 23, 1998

                                   FINANCORP GROUP INTERNATIONAL CORPORATION

                                  By:  /s/ Antonio X. Vidal
                                      -----------------------------------
                                      Antonio X. Vidal, Treasurer

                                  FINANCORP TRADING, S.A.

                                 By:      /s/ Antonio X. Vidal
                                      -----------------------------------
                                      Antonio X. Vidal, Treasurer

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                      STATEMENT OF DIFFERENCES

The section symbol shall be expressed as..................  'SS'





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